August 30, 2024

Charles H. R. Bracken
Chief Financial Officer
Liberty Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Liberty Global Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 15, 2024
           Response Dated August 5, 2024
           File No. 001-35961
Dear Charles H. R. Bracken:

       We have reviewed your August 5, 2024, response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024, letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Note 19. Segment Reporting, page II-11

1. We note your responses to prior comments 1 to 3. Please provide us your proposed disclosures, including any changes you plan to make in MD&A.
       Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology